This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

May 2, 2006

Item 3: Press Release

A Press release dated and issued May 2, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska is pleased to announce that its shares have commenced trading on the Frankfurt Stock Exchange under trading symbol DH7.

Item 5: Full Description of Material Change

Vancouver, BC, May 2, 2006 – CanAlaska Ventures Ltd. (TSX.V – CVV; OTCBB – CVVLF; Frankfurt – DH7) (the “Company”) is pleased to announce that its shares have commenced trading on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange under the trading symbol “DH7” (WKN: 877663, ISIN: CA1370891089).  The Specialist for the Company’s shares is Baader Wertpapierhandelsbank (www.baaderbank.de).

"In the past year, we have experienced tremendous support from investors in Europe interested in participating in our uranium exploration efforts.  The Company’s listing on the Frankfurt Stock Exchange will significantly increase the profile of CanAlaska and facilitate our linkages with both private and institutional investors across Europe.  In addition to our TSX Venture Exchange (Canada) and OTCBB (U.S.) listings, we look forward to the further diversification and expansion of our shareholder base internationally", stated Peter G. Dasler, President.

The Frankfurt Stock Exchange offers fully-electronic trading facilities on its Xetra platform, and is the largest of eight German stock exchanges.  It ranks amongst NYSE, Nasdaq, and London as one of the world's largest stock exchanges.  For more information on the Frankfurt Stock Exchange, please visit www.deutsche-boerse.com.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____May 2, 2006_________________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity